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                           November 10, 2020

       Brian Coe
       Chief Executive Officer
       Talis Biomedical Corporation
       230 Constitution Drive
       Menlo Park, CA 94025

                                                        Re: Talis Biomedical
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
15, 2020
                                                            CIK No. 0001584751

       Dear Mr. Coe:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus summary
       Overview, page 1

   1. Please disclose in the Summary that you are a development stage company and that to date you have not
generated revenue from product sales.
   2.                                                   We note your intent to
submit around year end a request for an Emergency Use
                                                        Authorization. Please
revise your Summary discussion to explain briefly what the
                                                        Emergency Use
Authorization allows and the uncertain nature of its duration.
 Brian Coe
FirstName LastNameBrian   Coe
Talis Biomedical Corporation
Comapany 10,
November  NameTalis
              2020 Biomedical Corporation
November
Page  2   10, 2020 Page 2
FirstName LastName
Market opportunity, page 7

3. Please disclose any material assumptions and limitations associated with your estimate of the total potential annualized addressable market.
Implications of being an emerging growth company and a smaller reporting company, page 10

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Series 1 convertible preferred stock to be outstanding after this offering, page 11

5. In an appropriate location in your prospectus, please disclose the business purposes for the
         Series 1 convertible preferred stock that will be outstanding after your offering.
Risk factors
A significant portion of the funding for the development of our Talis One platform..., page 51

6. Please file the government contracts described in this section as exhibits or tell us the basis for your conclusion that you are not required to file these agreements.
Some of our intellectual property has been discovered through government funded programs..., page 66

7. Please revise to identify intellectual property rights that are or may be subject to march-in rights. To the extent that your Talis One platform, including your COVID-19 diagnostic test, would be subject to march-in rights, please revise to make this clear.
Use of proceeds, page 84

8. To the extent that you will allocate proceeds to the development of Talis One, please specify how far in the development process you expect to reach with the proceeds of the offering. To the extent any material amounts of other funds are necessary to accomplish the specified purpose, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.
Business
Talis One tests, page 120

9. We note your statement that your "initial focus is on the detection of SARS-CoV-2."
         However, on page 121, you state that "[i]mmediately prior to the current pandemic, we were beginning the process of verification, validation and conducting clinical trials of our
         Talis One platform for CT/NG." Please reconcile this disclosure and revise the Overview
 Brian Coe
Talis Biomedical Corporation
November 10, 2020
Page 3
         section of the Summary to clearly disclose that your initial focus was on women's health and sexually transmitted infections and that you postponed development of that program to focus on a COVID-19 test.
Performance of the Talis One COVID-19 test, page 121

10. Please disclose any material protocols used during the preclinical assessment of your
         COVID-19 test, including indicating if any portions of the assessments were blinded.
11. Please revise your textual discussion of the 95% CI statistical analysis performed to explain the significance of the ranges provided and how this data translates into you plan to submit an Emergency Use Authorization to the FDA.
Intellectual property, page 128

12. To the extent that your agreements with University of Chicago and Caltech relate to the
         Talis One, please disclose the material terms and file the agreements as an exhibit to the registration statement or, in the alternative, tell us why you are not required to file these agreements.
13. Discuss, as applicable, whether you hold patents that cover the COVID-19 diagnostic tests.
14. Please revise your discussion to disclose the material foreign jurisdictions.
Coverage and reimbursement, page 137

15. Please revise to discuss coverage and reimbursement as it pertains to the COVID-19 diagnostic test.
Financial Statements
Statements of convertible preferred stock and stockholders' deficit, page F-5

16. As the November and December 2019 stock transactions are complex, with regard to the Statements of convertible preferred stock and stockholders' deficit, revise the disclosure as necessary to:
           explain how you determined the $56.2 million should increase Additional Paid In
            Capital,
           quantify how the $0.5 million inducement was computed,
           tell us your consideration of disaggregating the single line item which contains the
FirstName LastNameBrian
            $56,241,000 intoCoe
                              multiple lines, (with perhaps a sub-total), and
Comapany    NameTalis
           clarify        Biomedical
                   the disclosure in Corporation
                                     the paragraph that begins with "The impact
of the Equity
November 10,Transactions...."
               2020 Page 3 on page F-24 so that it reconciles to $53,856,000. FirstName LastName
 Brian Coe
FirstName LastNameBrian   Coe
Talis Biomedical Corporation
Comapany 10,
November  NameTalis
              2020 Biomedical Corporation
November
Page  4   10, 2020 Page 4
FirstName LastName
Notes to Financial Statements
2. Summary of significant accounting policies, page F-8

17. The disclosure here refers to a 10-for-1 reverse split while other places in the registration statement refer to a 1-for-10 reverse split. Please revise the disclosure to remove this discrepancy.
8. Convertible notes due to related party, page F-22

18. You disclose that then outstanding principal and interest of $19.0 million was converted and reclassified to Series D-2 Preferred, but your reference on pages F-5 and F-6 is $15.8 million. Please explain to us how and where you accounted for the difference between these two amounts.
13. Net (loss) income per share attributable to Class A Common Stockholders..., page F-33

19. You disclose that pro forma net loss per share has been computed to give effect to the conversion of all outstanding convertible preferred stock into common stock. Please revise your disclosure to address the shares that will be converted into Series 1 convertible preferred stock and how these shares will be treated under ASC 260. You may contact Michael Fay at 202-551-3812 or Lisa Vanjoske at
202-551-3614 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Karen E. Deschaine, Esq.